UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2023

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Extraordinary General Meeting of Shareholders

On February 9, 2023, the previously announced Extraordinary General Meeting of Shareholders (the “Meeting”) of G Medical Innovations Holdings Ltd. (the “Company”) was adjourned due to lack of the required quorum present to open and conduct the Meeting. The adjourned Meeting will be held on February 16, 2023 via video conference at 5:00 p.m. (Israel time), any additional details of which will be provided prior to the adjourned Meeting. Only shareholders of record who held ordinary shares, par value $3.15 per share, of the Company at the close of business on January 17, 2023 will be entitled to vote at the adjourned Meeting and any further postponements or adjournments thereof. Proxy Forms can continue to be lodged until 48 hours before the adjourned meeting.

Receipt of Patent

On February 13, 2023, the Company issued a press release titled “G Medical Innovations announces receipt of patent from USPTO for vital signs sensors.” A copy of this press release is furnished herewith as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release titled: “G Medical Innovations announces receipt of patent from USPTO for vital signs sensors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: February 13, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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